                                        OMB Number     3235-0287
                                        Expires:       September 30, 1998
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                                        hours per response            0.5
FORM 4
/XX/ Check this box if no longer
     subject to Section 16.  Form 4 or
     Form 5 obligations may continue.
     See Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549
                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
          Section 17(a) of the Public Utility Holding Company Act of 1935
               or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.   Name and Address of Reporting Person*
     Avocet Capital Partners, L.P.
     111 Congress Ave., Suite 1600, Austin, TX  78701
_________________________________________________________________________
     (Last) (First) (Middle), (Street), (City) (State) (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     American Locker Group Incorporated (ALGI)

3.   IRS or Social Security Number of Reporting Person (Voluntary) __________

4.   Statement for Month/Year                     7-98

5.   If Amendment, Date of Original (Month/Year)  ___________

6.   Relationship of reporting person to issuer
     (Check all applicable)

     ____ Director            XXX  10% Owner

     ____ Officer (give       ____ Other (specify
          title below)               below)
               ______________________

7.   Individual or Joint/Group Filing (Check Applicable line)

     XXX  Form filed by one Reporting Person

     ____ Form filed by More than One Reporting Person
                                                            SEC 1474 (7-96)

FORM 4 (continued)                                Page 2 of 4 Pages

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)       Common Stock

2.   Transaction Date (Month/Day/Year)  7-2-98

3.   Transaction Code (Instr. 8)

     Code      S              V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount 15,000       (A) or (D)  D       Price     35.5833

5.   Amount of Securities Beneficially Owned at End of Month
     (Inst. 3 and 4)     ____________________

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)       D

7.   Nature of Indirect Beneficial Ownership (Inst. 4)
     ______________________________________________________________________

___________________________________________________________________________

1.   Title of Security (Instr. 3)       Common Stock

2.   Transaction Date (Month/Day/Year)  7-6-98

3.   Transaction Code (Instr. 8)

     Code      S              V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount 5,000        (A) or (D)  D       Price     36.50

5.   Amount of Securities Beneficially Owned at End of Month
     (Inst. 3 and 4)     230,800

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)       D

7.   Nature of Indirect Beneficial Ownership (Inst. 4)
     ______________________________________________________________________


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).                                  SEC 1474 (7-96)

FORM 4 (continued)                                     Page 3 of 4 Pages

Table II -     Derivative Securities Acquired, Disposed of,
               or Beneficially Owned
               (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3) _______________________________

2.   Conversion or Exercise Price of Derivative Security  _________________

3.   Transaction Date (Month/Day/Year)  ______________

4.   Transaction Code (Instr. 8)
     Code  ______        V  ______

5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)  (A)  _____________    (D)  ______________

6.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable                   Expiration Date
     ____________________               ________________________

7.   Title and Amount of Securities Underlying Derivative Security
     (Instr. 3 and 4)

     Title ____________________________ Amount or Number of Shares __________

8.   Price of Derivative Security (Instr. 5) _______________

9.   Number of derivative Securities Beneficially Owned at End of Month
     (Instr. 4)     _______________

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) __________________

11.  Nature of Indirect Beneficial Ownership (Inst. 4)
     _____________________________________________________________________
___________________________________________________________________________

FORM 4 (continued)                           Page 4 of 4 Pages

Explanation of Responses:     AVOCET CAPITAL PARTNERS, L.P.

The number of shares          By: Avocet Capital Management, L.P.
reported reflects a               General Partner
stock split by ALGI
                                By: GWL Partners, L.P., General Partner

                                  By: GWL Management, L.L.C., General Partner

                                   By:  /s/ G. Walter Loewenbaum
                                        G. Walter Loewenbaum, Manager

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.   SEC 1474 (7-96)
C:\DMS\5240\005\0275283.WP